Lightspeed to acquire Ecwid and NuORDER to unify commerce ecosystem and ignite business creation

Acquisitions accelerate Lightspeed’s transformation to complete commerce platform for businesses throughout the world

MONTREAL, June 7th, 2021 - Lightspeed (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced it has entered into definitive agreements to acquire two global leaders in digital commerce. Once closed, the acquisitions will provide Lightspeed customers new entry points to the digital economy, unprecedented supply chain management as well as increased opportunities to provide outstanding customer experiences online.

Over the past year, commerce has fundamentally transformed for the businesses that make up the backbone of the global economy. New businesses need fast and easy ways to sell online, while established merchants plan to invest even more in the tools and experiences that will unite their digital and physical operations. Lightspeed will acquire Ecwid, a US-based best-in-class global eCommerce platform, that allows customers to create standalone businesses in minutes. Once integrated, the combination of Lightspeed and Ecwid will help merchants to reach shoppers where they are, whether on social media or digital marketplaces, ushering in newfound selling flexibility and omnichannel experiences.

In addition, following the strong initial reception and success of the Lightspeed Supplier Network, Lightspeed has announced it has entered into a definitive agreement to acquire NuORDER, a transformative digital platform connecting businesses and suppliers. Together, Lightspeed and NuORDER will create an industry-leading bridge between the merchant and supplier experience, simplifying product ordering for retailers and offering brands crucial insight into how their products move. The acquisition will capitalize on the early success of the Lightspeed Supplier Network and accelerate the growth of Lightspeed’s financial services offerings, including Lightspeed Payments and Lightspeed Capital, while establishing the company as a global distribution network for leading brands, such as Canada Goose, Converse and Arc’teryx.

“By joining forces with Ecwid and NuORDER, Lightspeed becomes the common thread uniting merchants, suppliers and consumers, a transformation we believe will enable innovative retailers to adapt to the new world of commerce,” said Dax Dasilva, Founder and CEO of Lightspeed. “As economies reopen and business creation accelerates, we hope to embolden entrepreneurs with the tools they need to simplify their operations and scale their ambitions.”

“The distinction between online and brick-and-mortar retail has disappeared. Lightspeed and Ecwid, two best-in-class platforms, will unite to truly empower businesses. By eliminating the barriers merchants face when selling online, we will only more rapidly achieve our common vision of democratizing retail for independent businesses worldwide and enrich the communities they serve,” said Ecwid CEO, Ruslan Fazlyev.

"At NuORDER, we have been on a journey to revolutionize retail by building a global network for brands and retailers. The coming together of Lightspeed and NuORDER accelerates that vision exponentially. The power of connected commerce comes to life now," said NuORDER co-founders and co-CEO's Olivia Skuza and Heath Wells. "We are thrilled to join forces with Lightspeed to unlock transformative value for brands and retailers globally. This represents an inflection point in the history of retail."

Subsequent to the closing of the acquisitions of Ecwid and NuORDER, Lightspeed will serve as the technology partner of choice for hundreds of thousands of customer locations1 and thousands of suppliers worldwide.

Details of transactions

Ecwid currently serves over 130,000 paying customers in over 100 countries around the world. In the period ended March 31, 2021, Ecwid generated revenue2 of over $20 million, growing at a rate of more than 50% year-over-year. Lightspeed will acquire Ecwid for total estimated consideration of approximately $500 million, satisfied by way of payment on closing of approximately $175 million in cash and issuance of subordinate voting shares in the capital of Lightspeed valued at approximately $325 million. The deal, which is subject to customary closing conditions and post-closing working capital adjustment, is expected to close during the quarter ended September 30, 2021 after the receipt of applicable regulatory approvals.

Morgan Stanley & Co. LLC served as exclusive financial advisor to Ecwid and RBC served as advisor to Lightspeed on the Ecwid transaction.

NuORDER currently serves over 3,000 brands and saw more than 100,000 retailers make more than $11.5 billion in orders through its platform in the trailing twelve month period ended March 31, 2021. It generated revenue2 of over $20 million and grew at a rate exceeding 30% year-over-year during the same period. Lightspeed will acquire NuORDER for total estimated consideration of approximately $425 million, satisfied by way of payment on closing of approximately $212.5 million in cash and the issuance of subordinate voting shares in the capital of Lightspeed valued at approximately $212.5 million. The deal, which is subject to customary closing conditions and post-closing working capital adjustment, is expected to close during the quarter ended September 30, 2021 after the receipt of applicable regulatory approvals.

The closing of the two acquisitions are not contingent on each other.

Conference Call and Webcast Information
Lightspeed will host a conference call and webcast to discuss the acquisitions of Ecwid and NuORDER at 8:30 am EST on Monday, June 7, 2021. To access the conference call, dial 866.211.3060 or 647.689.6576 for International callers, and reference conference ID 2034758.
1 Key Performance Indicator.
2 Calculated in accordance with U.S. GAAP.

Alternatively, the webcast will be available live on the Investors section of the Company’s website at https://investors.lightspeedhq.com.

About Lightspeed

Powering the businesses that are the backbone of the global economy, Lightspeed’s one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. The cloud solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financing and connection to supplier networks.

Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange and Toronto Stock Exchange (NYSE: LSPD) (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries.

For more information, see www.lightspeedhq.com

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Key Performance Indicators

We monitor the following key performance indicators to help us evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our key performance indicators may be calculated in a manner different from similar key performance indicators used by other companies.

Customer Locations. "Customer Location" means a billing customer location for which the term of services have not ended, or with which we are negotiating a renewal contract. A single unique customer can have multiple Customer Locations including physical and eCommerce sites.

Forward-Looking Statements

This news release contains "forward-looking information" and "forward-looking statements" (collectively, "forward-looking information") within the meaning of applicable securities laws. Forward looking information may relate to our financial outlook, and anticipated events or results and may include information regarding our financial position, business strategy, growth strategies, addressable markets, budgets, operations, financial results, taxes, dividend policy, plans and objectives. Particularly, information regarding our expectations of future results, key performance indicators, market position, expected acquisition outcomes and synergies, performance, achievements, prospects or opportunities, the markets in which we operate as well as our, Ecwid’s and NuORDER’s customers is forward-looking information.

In some cases, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "targets", "expects" or "does not expect", "is expected", "an opportunity exists", "budget", "scheduled", "estimates", "outlook", "forecasts", "projection", "prospects", "strategy", "intends", "anticipates", "does not anticipate", "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", "will", "will be taken", "occur" or "be achieved", the negative of these terms and similar terminology. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management's expectations, estimates and projections regarding future events or circumstances.

Forward-looking information is necessarily based on a number of opinions, estimates and assumptions that we considered appropriate and reasonable as of the date such statements are made, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian Securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. If any of these risks or uncertainties materialize, or if the opinions, estimates or assumptions underlying the forward-looking information prove incorrect, actual results or future events might vary materially from those anticipated in the forward-looking information.

Although we have attempted to identify important risk factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other risk factors not presently known to us or that we presently believe are not material that could also cause actual results or future events to differ materially from those expressed in such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. No forward-looking statement is a guarantee of future results. Accordingly, you should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward-looking information contained in this news release represents our expectations as of the date hereof (or as of the date they are otherwise stated to be made), and are subject to change after such date. However, we disclaim any intention or obligation or undertaking to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required under applicable securities laws. All of the forward-looking information contained in this news release is expressly qualified by the foregoing cautionary statements.

For further information:

Brandon Nussey, Chief Financial and Operations Officer, brandon.nussey@lightspeedhq.com

Gus Papageorgiou, Head of Investor Relations, investorrelations@lightspeedhq.com

Media contacts:

Victoria Baker
NKPR
victoriab@nkpr.net

Cydoney Curran
NKPR
cydoney@nkpr.net

Lightspeed Media Relations
media@lightspeedhq.com